UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790 SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___    Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Second Quarter 2018 Production and Volume Sold per Metal Results

LIMA, Peru--(BUSINESS WIRE)--July 12, 2018--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE:BVN; Lima Stock Exchange:BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced preliminary 2Q18 production and volume sold results as well as full year 2018 operating guidance (100% basis).

2Q18 Production per Metal and 2018 Operating Guidance (100% basis)

	1Q18 (Actual)	2Q18 (Actual)	6M18 (Actual)	2018 (Estimated)

Gold (Oz.)
Orcopampa	39,987	35,694	75,681	120k - 140k
Tambomayo	33,693	31,173	64,866	110k - 130k
La Zanja	17,722	15,660	33,382	70k - 80k
Tantahuatay	29,915	39,557	69,473	160k - 180k
Yanacocha	104,233	115,342	219,575	470k - 545k
El Brocal	7,029	5,924	12,953	25k - 30k

Silver (Oz.)
Uchucchacua	4,413,249	4,005,948	8,419,196	17.2M - 18.6M
Julcani	504,155	620,276	1,124,431	2.1M - 2.4M
Mallay	155,000	134,936	289,936	0.4M - 0.5M
Tambomayo	1,019,915	1,106,694	2,126,610	3.0M - 3.5M
El Brocal	739,454	967,763	1,707,217	4.6M - 5.0M

Lead (MT)
Julcani	283	231	514	1.0k - 2.0k
Uchucchacua	4,184	4,762	8,947	18.0k - 20.0k
Mallay	504	447	951	0.5k - 2.5k
Tambomayo	856	814	1,670	2.5k - 4.5k
El Brocal	3,737	4,700	8,438	25.0k - 35.0k

Zinc (MT)
El Brocal	13,797	12,353	26,151	45k - 55k
Uchucchacua	4,575	4,842	9,418	18.0k - 20.0k
Mallay	952	1,187	2,139	3.0k - 3.6k
Tambomayo	2,562	1,998	4,560	7.0k - 8.0k

Copper (MT)
El Brocal	10,482	11,173	21,655	45K - 55K

Production Comments

Gold Operations

  Orcopampa:

In light of the Company’s strategy to prioritize its De-bottlenecking Program over ore mineral extraction, Buenaventura’s management has made the decision to temporarily reduce annual production guidance for its Orcopampa asset in order to centralize the underground operation. A more detailed explanation will be provided during Buenaventura’s second quarter 2018 results conference call.

  Tambomayo:

Operating at full capacity. 2018 guidance has been confirmed.

  La Zanja:

Second quarter production declined due to a change of its mining contractor. The same contractor used at Tantahuatay, San Martín Contratistas Generales S.A, has been hired as the new contractor at La Zanja, leveraging important synergies between the two mines. 2018 guidance therefore remains unchanged.

  Tantahuatay:

Positive shift in the second quarter production as was previously announced (the first quarter was affected by heavy rains). 2018 guidance has been confirmed.

Silver Operations

  Uchucchacua:

Silver and Lead guidance remains unchanged. Zinc guidance has been increased due to improved grades in the Cachipampa area.

  Julcani:

As was announced in previous quarters, the Julcani operation has been centralized, thereby improving operational efficiency. 2018 guidance has been confirmed.

  Mallay:

Centralizing and stopping the deepening of the mine has achieved positive results. 2018 guidance has been confirmed.

Base Metals Operations

  El Brocal:

The production mix has been modified within El Brocal´s 2018 mining plan. More production will be derived from the polymetallic open pit mine than was previously announced in early 2018. The plan is to smoothly and efficiently transition the underground operation from 8k TPD to 13k TPD. El Brocal´s 2018 annual EBITDA budget will not be affected.

Volume Sold

2Q18 Volume sold per Metal (100% basis)

	1Q18 (Actual)	2Q18 (Actual)	6M18 (Actual)

Gold (Oz.)
Orcopampa	40,015	35,155	75,170
Tambomayo	30,698	30,721	61,419
La Zanja	18,222	17,495	35,717
Tantahuatay	27,957	38,599	66,556
El Brocal	5,102	4,029	9,130

Silver (Oz.)
Uchucchacua	3,853,518	4,125,034	7,978,552
Julcani	352,236	741,469	1,093,705
Mallay	136,838	123,609	260,447
Tambomayo	837,123	1,143,540	1,980,663
El Brocal	536,585	774,576	1,311,161

Lead (MT)
Julcani	169	275	444
Uchucchacua	3,434	4,387	7,821
Mallay	440	434	874
Tambomayo	528	1,025	1,554
El Brocal	3,339	4,490	7,829

Zinc (MT)
El Brocal	11,354	10,383	21,738
Uchucchacua	3,802	3,783	7,585
Mallay	733	986	1,718
Tambomayo	1,672	1,871	3,543

Copper (MT)
El Brocal	9,854	10,517	20,371

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2017 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

CONTACT:
Compañia de Minas Buenaventura S.A.A.
Lima:
Leandro García, 511-419-2540
Chief Financial Officer
or
Rodrigo Echecopar, 511-419-2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
NY:
Barbara Cano, 646-452-2334
barbara@inspirgroup.com
or
Company Website: www.buenaventura.com.pe/ir

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date:   July 12, 2018